July 2010 Pricing Sheet dated July 9, 2010 relating to Preliminary Terms No. 443 dated July 9, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Auto-Callable Securities due January 12, 2012
Based on the Value of the Russell 2000® Index
PRICING TERMS – JULY 9, 2010
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$2,477,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	July 9, 2010
Original issue date:	July 14, 2010 (3 business days after the pricing date)
Maturity date:	January 12, 2012
Determination dates:	#1: April 7, 2011	Final: January 9, 2012
Early redemption payment:
If, on the first determination date, the underlying index closing value is greater than or equal to the initial index value, the securities will be automatically redeemed on the third business day following that determination date for a cash payment of $1,170 per security.

Payment at maturity (per security):	If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows: If the underlying index closing value on the final determination date is:
▪	Greater than or equal to the initial index value: $1,340 per security,
▪
Less than the initial index value but has decreased from the initial index value by an amount less than or equal to the downside threshold of 20% of the initial index value:
$1,000 stated principal amount, or

▪
Less than the initial index value and has decreased from the initial index value by an amount greater than the downside threshold of 20% of the initial index value:
$1,000 times the index performance factor
This amount will be less than $800 and could be zero.  There is no minimum payment at maturity on the securities and you could lose your entire investment.

Downside threshold:	20%
Index performance factor:	final index value / initial index value
Initial index value:	629.43, which is the underlying index closing value on the pricing date.
Final index value:	The underlying index closing value on the final determination date
CUSIP:	617482ML5
ISIN:	US617482ML58
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$1,000	$0.50	$999.50
Total	$2,477,000	$1,238.50	$2,475,761.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.50 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for auto-callable securities.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 443 dated July 9, 2010
Prospectus Supplement for Auto-Callable Securities dated August 20, 2009
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.